UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Ecology and Environment, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

278878103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With copies to:

Peter M. Rosenblum, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1151	Paul Bork, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 617-832-1113

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278878103	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 463,072
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 463,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 278878103	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 463,072
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 463,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 278878103	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Justin C. Jacobs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,693
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,693
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 278878103	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 463,072
	8.	Shared Voting Power
	9.	Sole Dispositive Power 463,072
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 278878103	13D	Page 6 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 463,072
	8.	Shared Voting Power
	9.	Sole Dispositive Power 463,072
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 278878103	13D	Page 7 of 10 Pages

This Amendment No. 8 to the joint statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value, of Ecology and Environment, Inc., a New York corporation filed by the undersigned on July 23, 2015, as amended by Amendment No. 1 filed on October 28, 2016, as amended by Amendment No. 2 filed on March 2, 2017, as amended by Amendment No. 3 filed on March 9, 2017, as amended by Amendment No. 4 filed on March 22, 2017, as amended by Amendment No. 5 filed on April 4, 2017, as amended by Amendment No. 6 filed on April 10, 2017, and as amended by Amendment No. 7 filed on April 21, 2017 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.    The first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Justin C. Jacobs, Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Scharfman and Jacobs, and Eric Yanagi, are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.”

2.    Paragraph (b) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

The business address of each of the Managers (other than Messrs. Scharfman and Yanagi), and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830. The business address of each of Messrs. Scharfman and Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.

3.    Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5.     Interest in Securities of the Issuer

(a, b)    The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 3,128,823 shares of Common Stock issued and outstanding as of August 26, 2019, as represented by the Issuer in the Merger Agreement (as defined below). All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 30, 2019, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of the Reporting Persons (other than Mr. Jacobs) beneficially owns 463,072 shares of Common Stock, or approximately 14.8% of the outstanding shares of Common Stock, Mr. Jacobs beneficially owns 4,693 shares of Common Stock, or approximately 0.1% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 467,765 shares of Common Stock, or approximately 15.0% of the outstanding shares of Common Stock. Mr. Yanagi has no beneficial ownership of any shares of Common Stock.

CUSIP No. 278878103	13D	Page 8 of 10 Pages

(c)    On August 2, 2019, the Issuer granted 1,376 shares of restricted stock to Mr. Jacobs in connection with his service as a director of the Issuer.

Except as otherwise described in this Schedule 13D, no Reporting Person effected any transaction in shares of the Common Stock from July 1, 2019 (the date 60 days prior to the filing of this Schedule 13D) to August 30, 2019.

4.    Item 6 of the Schedule 13D shall hereby be amended by inserting the following after the first paragraph:

Voting Agreements

Concurrently with the execution and delivery of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 28, 2019, by and among the Issuer, WSP Global Inc., a Canadian corporation (“Parent”), and Everest Acquisition Corp., a New York corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the “Merger”), each of the Fund, Mr. Jacobs and certain other stockholders (collectively, the “Supporting Stockholders”) entered into voting and support agreements with Parent (the “Voting Agreements”) with respect to all Company Shares and other Subject Securities (as defined in the Voting Agreements) beneficially owned or owned of record by the Supporting Stockholders (the “Voting Agreement Shares”).

Pursuant to the Voting Agreements, the Supporting Stockholders have agreed, among other things, to: (i) vote their respective Voting Agreement Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement and any action in furtherance of the foregoing, (b) against any third-party acquisition proposals and (c) against any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplate by the Merger Agreement; and (ii) comply with certain restrictions on the disposition of the Voting Agreement Shares, in each case subject to the terms and conditions contained in the Voting Agreements. Under each Voting Agreement, the applicable Supporting Stockholder has granted to Parent (and its designee) an irrevocable proxy to vote the Voting Agreement Shares as provided above.

The Voting Agreements, including the irrevocable proxy granted thereunder, will terminate upon the earliest of: (i) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) the date on which the Merger becomes effective; (iii) the date on which Parent and the applicable Supporting Stockholder agree to terminate the Voting Agreement in writing; and (iv) the date on which any Adverse Amendment (as defined in the Voting Agreements) becomes effective for which the prior written approval of the applicable Supporting Stockholder was not obtained.

CUSIP No. 278878103	13D	Page 9 of 10 Pages

In addition, in the event the Board withdraws its recommendation in favor of the Merger, but the Company does not (or does not have the right to) terminate the Merger Agreement, the Voting Agreement Shares to which the Voting Agreement applies will automatically be adjusted so that the Voting Agreement will instead only apply to a portion of the Voting Agreement Shares as would have 70% of the aggregate voting power attributable to all of such Voting Agreement Shares.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, the form of which is attached hereto as Exhibit 26 and incorporated herein by reference.

5.    Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

Exhibit 26

Form of Voting Agreement between WSP Global Inc. and each Supporting Stockholder (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 28, 2019).

6.    Except as expressly modified hereby, all statements contained in the Schedule 13D remain unchanged.

[signature page follows]

CUSIP No. 278878103	13D	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 30, 2019

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

JUSTIN C. JACOBS

By:	/s/ Justin C. Jacobs
Justin C. Jacobs